July 18, 2023

Via EDGAR

Messrs. Blaise Rhodes and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Hanesbrands Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Form 10-Q for Fiscal Quarter ended April 1, 2023
Item 2.02 Forms 8-K filed February 2, 2023 and May 3, 2023
File No. 001-32891

Dear Messrs. Rhodes and Decker:

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated July 5, 2023 (the “Comment Letter”) in regard to the above-referenced Form 10-K, Form 10-Q, and Item 2.02 Forms 8-K filed by Hanesbrands Inc. (the “Company”, “we” or “our”).

The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.

Please revise both your consolidated results of operations and operating results by business segment discussions to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Also, when you discuss unfavorable product and channel mix, please disclose in greater detail what products and channels were unfavorable and explain why. Refer to Item 303 of Regulation S-K. This comment also applies to your Form 10-Q for the period ended April 1, 2023.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

July 18, 2023

Response:

In response to the Staff’s comment, we have reviewed the guidance and in future filings, will quantify the incremental impact of each individual business reason discussed in respect of the overall change in the line item for consolidated results of operations and operating results by business segment discussions. In addition, we will provide in greater detail the products that were unfavorably or favorably impacted and present an explanation of the reason for such impacts. For the Staff’s ease of review, we have provided an example of the updated discussion and analysis related to consolidated operating profit previously included in our 2023 Form 10-Q for the quarter ended April 1, 2023 (“Q1 10-Q”) below. Additions to the Q1 10-Q disclosure have been underlined and deletions have been marked with a strikethrough. We will make changes consistent with this revised disclosure in future discussions of both our consolidated and segment results. We will continue to assess in future periods whether such disclosure or additional disclosure would be appropriate and material to investors.

Condensed Consolidated Results of Operations — First Quarter Ended April 1, 2023 Compared with First Quarter Ended April 2, 2022

	Quarters Ended
	April 1, 2023	April 2, 2022	Higher (Lower)	Percent Change

	(dollars in thousands)
Net sales	$1,389,410	$1,576,156	$(186,746)	(11.8)%
Cost of sales	939,717	991,978	(52,261)	(5.3)

Gross profit	449,693	584,178	(134,485)	(23.0)
Selling, general and administrative expenses	392,374	413,666	(21,292)	(5.1)

Operating profit	57,319	170,512	(113,193)	(66.4)
Other expenses	14,771	987	13,784	1,396.6
Interest expense, net	58,452	31,963	26,489	82.9

Income (loss) from continuing operations before income tax expense	(15,904)	137,562	(153,466)	(111.6)
Income tax expense	18,500	23,385	(4,885)	(20.9)

Income (loss) from continuing operations	(34,404)	114,177	(148,581)	(130.1)
Income from discontinued operations, net of tax	—	4,525	(4,525)	(100.0)

Net income (loss)	$(34,404)	$118,702	$(153,106)	(129.0)%

Net Sales

Net sales decreased 12% during the first quarter of 2023 compared to the first quarter of 2022 primarily due to the macro-driven slowdown in consumer spending in the U.S. and Australia, higher inventory levels at retail and the unfavorable impact from foreign currency exchange rates in our International business of approximately $31 million.

Operating Profit

Operating profit as a percentage of net sales was 4.1% during the first quarter of 2023, representing a decrease from 10.8% in the prior year. Operating margin decreased in large part as a result of approximately 310 basis points of ~~input cost~~commodity and ocean freight inflation, approximately 140 basis points of unfavorable productivity driven by lower sales volume, and approximately 110 basis points of unfavorable sales mix partially offset by approximately 160 basis points of pricing actions taken in mid-first quarter 2022 and cost

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

July 18, 2023

reduction actions. Unfavorable sales mix resulted from higher sales within our lower margin categories such as socks and kids underwear and higher mix of sales within lower margin channels within the Champion business. Included in operating profit in the first quarter of 2023 and 2022 were charges of $6 million and $5 million, respectively, related to the implementation of our Full Potential plan.

Item 2.02 Form 8-K filed February 2, 2023

Exhibit 99.1

2.

Please discuss in greater detail each of the non-GAAP reconciling items included in Tables 6-A and 6-B. Also, disclose how you computed the discrete tax benefits and the tax effect on actions. In Table 6-C, please breakout the total restructuring and other action-related charges line item and the other losses, charges and expenses line item into smaller discrete adjustments and discuss in greater detail each of the non-GAAP reconciling items. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K filed May 3, 2023.

Response: In response to the Staff’s comment, we have reviewed the guidance and will discuss in greater detail in future filings each of the non-GAAP reconciling items, and will disclose how we computed the discrete tax benefits and the tax effect on actions in Table 6-A and 6-B. In addition, we will break out the other losses, charges and expenses line item into smaller discrete adjustments in Table 6-C, discussing in greater detail the reconciling items. With respect to Tables 6-A and 6-B, see also our response to comment 4.

3.

Your non-GAAP adjustments, discussed on page 3, to remove non-cash reserves recorded related to deferred taxes, appear to result in an individually-tailored income tax recognition method. Please revise your non-GAAP presentations to omit these adjustments or tell us why you believe they are appropriate. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We have considered the Staff’s comment with respect to these reserves. Every quarter, when calculating our adjusted results we evaluate the exclusion of any individually significant, unusual or infrequent items, including but not limited to discrete tax related items, to provide users of our financial statements with adjusted results that best represent our earnings from the ongoing operations of our Company. We acknowledge that establishing non-cash reserves which were deferred tax asset related valuation allowances are a normal part of GAAP under ASC 740 “Income Taxes”, and for that reason are not typically included as an adjustment within our adjusted results. However, during the fourth quarter of 2022, we recorded a significant valuation allowance. Given the magnitude of this valuation allowance, and its unusual and significant impact on the

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

July 18, 2023

provision for income taxes, we believe it was appropriate to provide our investors with an analysis of our earnings adjusted for the impact of this item. We have not previously made a non-GAAP adjustment related to deferred tax valuation allowances. Should these significant valuation allowances reverse in whole or in part in the future, we will make a non-GAAP adjustment to reflect the benefit.

4.

Please remove Tables 6-A and 6-B, which present most of the line items and subtotals found in your GAAP income statement, and present your non-GAAP reconciliations in a different manner. Refer to Question 102.10(c) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K filed May 3, 2023.

Response: In response to the Staff’s comment, we have reviewed the guidance and will eliminate tables 6-A and 6-B and will present separately each non-GAAP reconciliation, consistent with the guidance in Question 102.10(c), such that the Company is not presenting an income statement that is comprised of non-GAAP measures and includes all or most of the line items and subtotals found in a GAAP income statement. Please see also our response to Comment 2.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (336) 519-2018 or Scott.Lewis@hanes.com.

Very truly yours,

/s/ M. Scott Lewis

Chief Financial Officer,
Chief Accounting Officer and Controller

cc:	Tracy Preston, Esq., General Counsel, Corporate Secretary & Chief Compliance Officer, Hanesbrands Inc.